UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BellRing Brands, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

079823100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]       Rule 13d-1(b)

[ X ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 079823100

1.	Names of Reporting Persons. Route One Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,165,991
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,165,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) IA, PN

2

CUSIP No. 079823100

1.	Names of Reporting Persons. ROIC, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,165,991
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,165,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) HC, OO

3

CUSIP No. 079823100

1.	Names of Reporting Persons. Route One Investment Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,165,991
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,165,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) HC, OO

4

CUSIP No. 079823100

1.	Names of Reporting Persons. Route One Offshore Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,064,535
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,064,535

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,064,535

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) PN

5

CUSIP No. 079823100

1.	Names of Reporting Persons. Route One Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,052,712
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,052,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,052,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) PN

6

CUSIP No. 079823100

1.	Names of Reporting Persons. William F. Duhamel, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,165,991
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,165,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) HC, IN

7

CUSIP No. 079823100

1.	Names of Reporting Persons. Jason E. Moment

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,165,991
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,165,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) HC, IN

8

CUSIP No. 079823100

Item 1.

(a)	Name of Issuer BellRing Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2503 S. Hanley Road, St. Louis, Missouri 63144

Item 2.

(a)	The names of the persons filing this statement are:

Route One Investment Company, L.P. (“Route One”)
ROIC, LLC
Route One Investment Company, LLC (the “General Partner”)
Route One Offshore Master Fund, L.P. (the “Master Fund”)

Route One Fund I, L.P. (“Fund I”)
William F. Duhamel, Jr.
Jason E. Moment

Route One is the investment adviser to investment funds and the General Partner is the general partner of one or more of those funds, including the Master Fund and Fund I. ROIC, LLC is the general partner of Route One. Mr. Duhamel and Mr. Moment are the control persons of Route One, ROIC, LLC and the General Partner. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Master Fund and Fund I should not be construed as an admission that either of them is, and each disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(collectively, the “Filers”).

(b)	The principal business office of the Filers, except for the Master Fund, is located at:

One Letterman Drive
Building D, Suite DM200
San Francisco, CA 94129

The principal business address of the Master Fund is located at:

c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way
Camana Bay
P.O. Box 31106 SMB
Grand Cayman, Cayman Islands

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s Class A common stock, par value $0.01 per share (the “Stock”).

(e)	The CUSIP number of the Issuer is: 079823100.

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ x ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

The percentages reported in this Schedule 13G are based on 38,965,178 shares of Class A Common Stock outstanding as of December 16, 2021, as reported in the Issuer’s Proxy Statement Schedule 14A filed on December 29, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Route One is an investment adviser to investment funds and the General Partner is the general partner of one or more of those funds, including the Master Fund and Fund I. The funds hold the Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Except for the Master Fund and Fund I, no individual fund’s holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification.

Certification of Route One, ROIC, LLC, the General Partner, Mr. Duhamel, and Mr. Moment:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of the Master Fund and Fund I:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

9

CUSIP No. 079823100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Route One Investment Company, L.P. By: ROIC, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	Route One Fund I, L.P. By: Route One Investment Company, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member
ROIC, LLC By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	/s/ Jason E. Moment Jason E. Moment
Route One Investment Company, LLC By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	/s/ William F. Duhamel, Jr. William F. Duhamel, Jr.
Route One Offshore Master Fund, L.P. By: Route One Investment Company, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member

10

CUSIP No. 079823100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Route One Investment Company, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 11, 2022

Route One Investment Company, L.P. By: ROIC, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	Route One Fund I, L.P. By: Route One Investment Company, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member
ROIC, LLC By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	/s/ Jason E. Moment Jason E. Moment
Route One Investment Company, LLC By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member	/s/ William F. Duhamel, Jr. William F. Duhamel, Jr.
Route One Offshore Master Fund, L.P. By: Route One Investment Company, LLC, General Partner By: /s/ William F. Duhamel, Jr. William F. Duhamel, Jr., Managing Member